Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

Quarterly Total Revenues reached RMB2,848.3 million (US$409.1 million)i

Quarterly Deliveries of the ES8 and the ES6 were 8,224 vehicles

Full Year Total Revenues reached RMB7,824.9 million (US$1,124.0 million)

Full Year Deliveries of the ES8 and the ES6 were 20,565 vehicles

SHANGHAI, China, March 18th, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Operating Highlights for the Fourth Quarter and Full Year 2019

•	Deliveries of vehicles were 8,224 in the fourth quarter of 2019 including 6,824 ES6s and 1,400 ES8s, compared with 4,799 vehicles delivered in the third quarter of 2019.

•	Deliveries of vehicles were 20,565 in 2019, compared with 11,348 vehicles delivered in 2018ii.

Key Operating Results

	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2019 FY
Deliveries	8,224	4,799	3,553	3,989	20,565

	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2018 FY
Deliveries	7,980	3,268	100	—	11,348

Financial Highlights for the Fourth Quarter of 2019

•	Vehicle sales were RMB2,683.9 million (US$385.5 million) in the fourth quarter of 2019, representing an increase of 54.8% from the third quarter of 2019 and a decrease of 20.6% from the same quarter of 2018.

•	Vehicle marginiii was negative 6.0%, compared with negative 6.8% in the third quarter of 2019 and 3.7% in the same quarter of 2018.

•	Total revenues were RMB2,848.3 million (US$409.1 million) in the fourth quarter of 2019, representing an increase of 55.1% from the third quarter of 2019 and a decrease of 17.1% from the same quarter of 2018.

•	Gross margin was negative 8.9%, compared with negative 12.1% in the third quarter of 2019 and 0.4% in the same quarter of 2018.

•	Loss from operations was RMB2,826.2 million (US$406.0 million) in the fourth quarter of 2019, representing an increase of 17.3% from the third quarter of 2019 and a decrease of 18.0% from the same quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,774.9 million (US$398.6 million) in the fourth quarter of 2019, representing an increase of 18.6% from the third quarter of 2019 and a decrease of 16.0% from the same quarter of 2018.

•	Net loss was RMB2,864.6 million (US$411.5 million) in the fourth quarter of 2019, representing an increase of 13.6% from the third quarter of 2019 and a decrease of 18.2% from the same quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB 2,813.4 million (US$404.1 million) in the fourth quarter of 2019, representing an increase of 14.8% from the third quarter of 2019 and a decrease of 16.3% from the same quarter of 2018.

•	Net loss attributable to NIO’s ordinary shareholders was RMB2,893.8 million (US$415.7 million) in the fourth quarter of 2019, representing an increase of 13.3% from the third quarter of 2019 and a decrease of 17.7% from the same quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,810.7 million (US$403.7 million).

•	Basic and diluted net loss per American Depositary Share (ADS)iv were both RMB2.81 (US$0.40) in the fourth quarter of 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.73 (US$0.39).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB1,056.3 million (US$151.7 million) as of December 31, 2019.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)	2019 Q4	2019 Q3	2018 Q4	% Change[v]
				QoQ	YoY
Vehicle Sales	2,683.9	1,733.5	3,381.2	54.8%	-20.6%
Vehicle Margin	-6.0%	-6.8%	3.7%	0.8%	-9.7%
Total Revenues	2,848.3	1,836.8	3,435.6	55.1%	-17.1%
Gross Margin	-8.9%	-12.1%	0.4%	3.2%	-9.3%
Loss from Operations	(2,826.2)	(2,409.2)	(3,446.9)	17.3%	-18.0%
Adjusted Loss from Operations (non-GAAP)	(2,774.9)	(2,338.8)	(3,305.2)	18.6%	-16.0%
Net Loss	(2,864.6)	(2,521.7)	(3,503.0)	13.6%	-18.2%
Adjusted Net Loss (non-GAAP)	(2,813.4)	(2,451.2)	(3,361.3)	14.8%	-16.3%
Net Loss Attributable to Ordinary Shareholders	(2,893.8)	(2,553.6)	(3,516.5)	13.3%	-17.7%
Net Loss per Ordinary Share-Basic and Diluted	(2.81)	(2.48)	(3.37)	13.3%	-16.6%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(2.73)	(2.38)	(3.20)	14.7%	-14.7%

Financial Highlights for the Full Year 2019

•	Vehicle sales were RMB7,367.1 million (US$1,058.2 million) for the full year 2019, representing an increase of 51.8% from the previous year.

•	Vehicle margin was negative 9.9% for the full year 2019, compared with negative 1.6% for the previous year. Excluding the negative impact of battery recall costs, vehicle margin was negative 6.0%.

•	Total revenues were RMB7,824.9 million (US$1,124.0 million) for the full year 2019, representing an increase of 58.0% from the previous year.

•	Gross margin was negative 15.3% for the full year 2019, compared with negative 5.2% for the previous year. Excluding the negative impact of battery recall costs, gross margin was negative 10.9%.

•	Loss from operations was RMB11,079.2 million (US$1,591.4 million) for the full year 2019, representing an increase of 15.5% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB10,745.7 million (US$1,543.5 million) in 2019, representing an increase of 20.5% from the previous year.

•	Net loss was RMB11,295.7 million (US$1,622.5 million) for the full year 2019, representing an increase of 17.2% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB10,962.2 million (US$1,574.6 million) for the full year 2019, representing an increase of 22.4% from the previous year.

•	Net loss attributable to NIO’s ordinary shareholders was RMB11,413.1 million (US$1,639.4 million) for the full year 2019, representing a decrease of 51.1% from the previous year. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB10,953.0 million (US$1,573.3 million).

•	Basic and diluted net loss per ADS were both RMB11.08 (US$1.59) for the full year 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB10.63 (US$1.53).

Key Financial Results

(in RMB million, except for per ordinary
share data and percentage)	2019	2018	% Change
Vehicle Sales	7,367.1	4,852.5	51.8%
Vehicle Margin	-9.9%	-1.6%	-8.3%
Total Revenues	7,824.9	4,951.2	58.0%
Gross Margin	-15.3%	-5.2%	-10.1%
Loss from Operations	(11,079.2)	(9,595.6)	15.5%
Adjusted Loss from Operations (non-GAAP)	(10,745.7)	(8,916.1)	20.5%
Net Loss	(11,295.7)	(9,639.0)	17.2%
Adjusted Net Loss (non-GAAP)	(10,962.2)	(8,959.5)	22.4%
Net Loss Attributable to Ordinary Shareholders	(11,413.1)	(23,327.9)	-51.1%
Net Loss per Ordinary Share-Basic and Diluted	(11.08)	(70.23)	-84.2%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(10.63)	(26.85)	-60.4%

CEO and CFO Comments

“We delivered, on a combined basis, 8,224 ES8 and ES6 vehicles in the fourth quarter of 2019, representing a 71.4% sequential increase from the prior quarter. Cumulative deliveries of ES8 and ES6 reached 20,565 in 2019, representing an 81.2% increase from 2018,” said William Bin Li, founder, chairman and chief executive officer of NIO. “As a leading premium smart EV brand from China, we are proudly serving over 34,218 NIO users across 296 cities in China as of the end of February 2020. Our ES6 ranked No.1 in electric SUV sales in China for the fifth consecutive month since October 2019.

“We started 2020 in a challenging environment due to the COVID-19 outbreak. While we keep safety and health of our global employees a top priority, our teams strive to resume productions, expand our traffic channels, integrate our online and offline sales efforts and offer best services possible to bring business and operation back to normal. Looking into year 2020, we are confident that we will produce the most competitive electric SUVs in China, including ES6, all-new ES8 and EC6, together with more comprehensive battery and power solutions. We are pleased to see our growing user community becoming an essential part of our brand and business growth. We have covered 59 cities with 22 NIO Houses and 62 NIO Spaces in China, which efficiently support our branding and sales efforts. We are well prepared to proceed through the headwind and become stronger in 2020,” concluded Mr. Li.

“We are pleased with our financial performance in the fourth quarter of 2019, with the top line growing 55.1% from the previous quarter,” added Wei Feng, NIO’s chief financial officer. “We have put great efforts to optimize our organizations and to improve operation efficiency, which resulted in certain one-off expenses in the fourth quarter. However, we believe that these efforts will significantly reduce our operating expenses and improve our cash flows in 2020 and beyond. We will continue to improve operation efficiency in all business fronts to bring positive changes to the performance of our margins in the future.

“Additionally, we made several private placements of convertible notes in February and March 2020, in an aggregate principal amount of US$435 million, which supported our daily operations and business development. On February 25, 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui Province, who expects to provide resources and funding support for NIO to establish NIO China headquarters in Hefei for our long-term growth. The parties are working on the legally binding definitive documents to be signed.”

Financial Results for the Fourth Quarter and Full Year 2019

Revenues

•	Total revenues in the fourth quarter of 2019 were RMB2,848.3 million (US$409.1 million), representing an increase of 55.1% from the third quarter of 2019 and a decrease of 17.1% from the same quarter of 2018.

•	Total revenues for the full year 2019 were RMB7,824.9 million (US$1,124.0 million), representing an increase of 58.0% from the previous year.

•	Vehicle sales in the fourth quarter of 2019 were RMB2,683.9 million (US$385.5 million), representing an increase of 54.8% from the third quarter of 2019 and a decrease of 20.6% from the same quarter of 2018. The increase in vehicle sales over the third quarter of 2019 was attributed to higher deliveries achieved from the existing users’ referrals and the expansion of our sales network through the continued launch of more efficient NIO Spaces in the fourth quarter of 2019. The decrease in vehicle sales over the fourth quarter of 2018 was due to a higher proportion of ES6 sold in the fourth quarter of 2019, of which the selling price is lower than that of the ES8, which accounted for a larger portion of the sales in the fourth quarter of 2018.

•	Vehicle sales for the full year 2019 were RMB7,367.1 million (US$1,058.2 million), representing an increase of 51.8% from the previous year.

•	Other sales in the fourth quarter of 2019 were RMB164.4 million (US$23.6 million), representing an increase of 59.0% from the third quarter of 2019 and an increase of 202.1% from the same quarter of 2018. The increase in other sales over the third quarter of 2019 was mainly attributed to increased revenues derived from the home chargers installed and accessories sold in line with the incremental vehicle sales in the fourth quarter.

•	Other sales for the full year 2019 were RMB457.8 million (US$65.8 million), representing an increase of 363.8% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2019 was RMB3,102.1 million (US$445.6 million), representing an increase of 50.7% from the third quarter of 2019 and a decrease of 9.3% from the same quarter of 2018. The increase in cost of sales over the third quarter of 2019 was mainly driven by the increase of delivery volume of the ES6 and ES8 in the fourth quarter of 2019.

•	Cost of sales for the full year 2019 was RMB9,023.7 million (US$1,296.2 million), representing an increase of 73.3% from the previous year.

•	Gross margin in the fourth quarter of 2019 was negative 8.9%, compared with negative 12.1% in the third quarter of 2019 and 0.4% in the same quarter of 2018. The increase of gross margin compared to the third quarter of 2019 was mainly driven by the increase of vehicle margin in the fourth quarter of 2019.

•	Gross margin for the full year 2019 was negative 15.3%, compared with negative 5.2% for the full year 2018. Excluding the negative impact of battery recall costs, gross margin was negative 10.9%.

•	Vehicle margin in the fourth quarter of 2019 was negative 6.0%, compared with negative 6.8% in the third quarter of 2019 and 3.7% in the same quarter of 2018. The increase of vehicle margin compared to the third quarter of 2019 was mainly driven by the increase of production and delivery volume of ES6 and ES8 in the fourth quarter of 2019.

•	Vehicle margin for the full year 2019 was negative 9.9%, compared with negative 1.6% for the full year 2018. Excluding the negative impact of battery recall costs, vehicle margin was negative 6.0%

Operating Expenses

•	Research and development expenses in the fourth quarter of 2019 were RMB1,026.4 million (US$147.4 million), representing an increase of 0.3% from the third quarter of 2019 and a decrease of 32.3% from the same quarter of 2018. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,014.4 million (US$145.7 million), representing an increase of 1.1% from the third quarter of 2019 and a decrease of 32.1% from the same quarter of 2018. The slight increase in research and development expenses over the third quarter of 2019 was primarily attributed to the incremental design and development costs for EC6 and all-new ES8 launched in December 2019, offset by less employee compensation due to a reduced number of R&D personnel. The decrease in research and development expenses over the fourth quarter of 2018 was caused by the decrease of R&D expenses related to ES6, which came to mass production in June 2019.

•	Research and development expenses for the full year 2019 were RMB4,428.6 million (US$636.1 million), representing an increase of 10.8% from the previous year. Excluding share-based compensation charges (non-GAAP), research and development expenses were RMB4,345.9 million (US$624.2 million).

•	Selling, general and administrative expenses in the fourth quarter of 2019 were RMB 1,546.0 million (US$222.1 million), representing an increase of 32.8% from the third quarter of 2019 and a decrease of 20.5% from the same quarter of 2018. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,509.0 million (US$216.8 million), representing an increase of 35.2% from the third quarter of 2019 and a decrease of 17.3% from the same quarter of 2018. The increase in selling, general and administrative expenses over the third quarter of 2019 was primarily attributed to increased marketing and promotional activities and costs on the optimization of our organization and sales network, offset by less employee compensation due to a reduced number of selling, general and administrative employees. The decrease in selling, general and administrative expenses over the fourth quarter of 2018 was mainly due to less marketing and promotional activities and less employee compensation due to the reduced number of selling, general and administrative employees.

•	Selling, general and administrative expenses for the full year 2019 were RMB5,451.8 million (US$783.1 million), representing an increase of 2.1% from the previous year. Excluding share-based compensation charges (non-GAAP), selling, general and administrative expenses were RMB5,210.7 million (US$748.5 million).

Loss from Operations

•	Loss from operations in the fourth quarter of 2019 was RMB2,826.2 million (US$406.0 million), representing an increase of 17.3% from the third quarter of 2019 and a decrease of 18.0% from the same quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,774.9 million (US$398.6 million) in the fourth quarter of 2019, representing an increase of 18.6% from the third quarter of 2019 and a decrease of 16.0% from the same quarter of 2018.

•	Loss from operations for the full year 2019 was RMB11,079.2 million (US$1,591.4 million), compared with loss from operations of RMB9,595.6 million in 2018. Excluding share-based compensation charges, adjusted loss from operations (non-GAAP) was RMB10,745.7 million (US$1,543.5 million) in 2019.

Share-based Compensation Expenses

•	Share-based compensation expenses in the fourth quarter of 2019 were RMB51.2 million (US$7.4 million), representing a decrease of 27.3% from the third quarter of 2019 and a decrease of 63.9% from the same quarter of 2018. The decrease in share-based compensation expenses over the third quarter of 2019 was primarily attributed to the continuous decline in the number of employees, and the impact of part of the share-based compensation expenses being recognized by using the accelerated method previously.

•	Share-based compensation expenses for the full year 2019 were RMB333.5 million (US$47.9 million), compared with RMB679.5 million for the previous year.

Net Loss and Earnings Per Share

•	Net loss was RMB2,864.6 million (US$411.5 million) in the fourth quarter of 2019, representing an increase of 13.6% from the third quarter of 2019 and a decrease of 18.2% from the same quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,813.4 million (US$404.1 million) in the fourth quarter of 2019, representing an increase of 14.8% from the third quarter of 2019 and a decrease of 16.3% from the same quarter of 2018.

•	Net loss for the full year 2019 was RMB11,295.7 million (US$1,622.5 million), compared with net loss of RMB9,639.0 million in 2018. Excluding share-based compensation charges, adjusted net loss (non-GAAP) was RMB10,962.2 million (US$1,574.6 million) in 2019.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2019 was RMB 2,893.8 million (US$415.7 million) in the fourth quarter of 2019, representing an increase of 13.3% from the third quarter of 2019 and a decrease of 17.7% from the same quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,810.7 million (US$403.7 million) in 2019.

•	Net loss attributable to NIO’s ordinary shareholders for the full year 2019 was RMB11,413.1 million (US$1,639.4 million), compared with net loss attributable to NIO’s ordinary shareholders of RMB23,327.9 million in 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB10,953.0 million (US$1,573.3 million) in 2019.

•	Basic and diluted net loss per ADS in the fourth quarter of 2019 were both RMB2.81 (US$0.40). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.73 (US$0.39).

•	Basic and diluted net loss per ADS for the full year 2019 were both RMB11.08 (US$1.59). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB10.63 (US$1.53) in 2019.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB 1,056.3 million (US$151.7 million) as of December 31, 2019. The Company’s cash balance is not adequate to provide the required working capital and liquidity for continuous operation in the next 12 months. The Company’s continuous operation depends on the Company’s capability to obtain sufficient external equity or debt financing. The Company will continue to work on financing projects to improve its liquidity and cash position. However, the consummation of any additional financing project is subject to inherent uncertainties. Based on the management’s assessment, as a result of the relevant conditions and events including continuous losses, net cash outflows, negative working capital, negative equity and uncertainties on consummation of the financing projects, there is substantial doubt about the Company’s ability to continue as a going concern. The fourth quarter and full year unaudited financial information does not include any adjustment that is reflective of this uncertainty. The Company will announce any material developments or information subject to the requirements by applicable laws.

•	On January 1, 2019, the Company adopted ASC 842 Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Business Outlook

Given the COVID-19 outbreak in China since the end of January 2020, the China auto industry in general and the production and delivery of vehicles of the Company have taken a hit for the first quarter of 2020. Therefore, the Company expects:

•	Deliveries of the vehicles to be between 3,400 and 3,600 vehicles, representing a decrease of approximately 56.2% to 58.7% from the fourth quarter of 2019, and a decrease of approximately 9.8% to 14.8% from the first quarter of 2019.

•	Total revenues to be between RMB1,209.0 million (US$173.7 million) and RMB1,273.2 million (US$182.9 million), representing a decrease of approximately 55.3% to 57.6% from the fourth quarter of 2019, and a decrease of approximately 21.9% to 25.9% from the first quarter of 2019.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on March 18, 2020 (8:00 p.m. Beijing Time on March 18, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing in:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Conference ID:	8283746

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 25, 2020 08:59 a.m. ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	8283746

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric Coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to obtain sufficient external equity or debt financing; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-3474

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	3,133,847	862,839	123,939
Restricted cash	57,012	82,507	11,851
Short-term investment	5,154,703	111,000	15,944
Trade receivable	756,508	1,352,093	194,216
Amounts due from related parties	88,066	50,783	7,295
Inventory	1,465,239	889,528	127,773
Prepayments and other current assets	1,514,257	1,579,258	226,846
Total current assets	12,169,632	4,928,008	707,864

Non-current assets:
Long-term restricted cash	33,528	44,523	6,395
Property, plant and equipment, net	4,853,157	5,533,064	794,775
Intangible assets, net	3,470	1,522	219
Land use rights, net	213,662	208,815	29,994
Long-term investments	148,303	115,325	16,565
Amounts due from related parties	7,970	—	—
Right-of-use assets - operating lease	—	1,997,672	286,948
Other non-current assets	1,412,830	1,753,100	251,817
Total non-current assets	6,672,920	9,654,021	1,386,713
Total assets	18,842,552	14,582,029	2,094,577

LIABILITIES
Current liabilities:
Short-term borrowings	1,870,000	885,620	127,211
Trade payable	2,869,953	3,111,699	446,968
Amounts due to related parties	219,583	309,729	44,490
Taxes payable	51,317	43,986	6,318
Current portion of operating lease liabilities	—	608,747	87,441
Current portion of long-term borrowings	198,852	322,436	46,315
Accruals and other liabilities	3,383,681	4,216,641	605,682
Total current liabilities	8,593,386	9,498,858	1,364,425

Non-current liabilities:
Long-term borrowings	1,168,012	7,154,798	1,027,722
Non-current operating lease liabilities	—	1,598,372	229,592
Other non-current liabilities	930,812	1,151,813	165,448
Total non-current liabilities	2,098,824	9,904,983	1,422,762
Total liabilities	10,692,210	19,403,841	2,787,187

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,329,197	1,455,787	209,111
Total mezzanine equity	1,329,197	1,455,787	209,111

SHAREHOLDERS’ EQUITY/(DEFICIT)
Ordinary shares	1,809	1,827	262
Treasury shares	(9,186)	—	—
Additional paid in capital	41,918,936	40,227,856	5,778,370
Accumulated other comprehensive loss	(34,708)	(203,048)	(29,166)
Accumulated deficit	(35,039,810)	(46,326,321)	(6,654,360)
Total NIO Inc. shareholders’ equity/(deficit)	6,837,041	(6,299,686)	(904,894)
Non-controlling interests	(15,896)	22,087	3,173
Total shareholders’ equity/(deficit)	6,821,145	(6,277,599)	(901,721)
Total liabilities, mezzanine equity and shareholders’ equity	18,842,552	14,582,029	2,094,577

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
				(US$)
Revenues:
Vehicle sales	3,381,192	1,733,469	2,683,921	385,521
Other sales	54,415	103,375	164,408	23,616
Total revenues	3,435,607	1,836,844	2,848,329	409,137
Cost of sales:
Vehicle sales	(3,256,066)	(1,850,943)	(2,844,886)	(408,642)
Other sales	(165,911)	(207,485)	(257,196)	(36,944)
Total cost of sales	(3,421,977)	(2,058,428)	(3,102,082)	(445,586)
Gross profit/(loss)	13,630	(221,584)	(253,753)	(36,449)
Operating expenses:
Research and development	(1,515,163)	(1,023,193)	(1,026,408)	(147,434)
Selling, general and administrative	(1,945,393)	(1,164,443)	(1,546,015)	(222,071)
Total operating expenses	(3,460,556)	(2,187,636)	(2,572,423)	(369,505)

Loss from operations	(3,446,926)	(2,409,220)	(2,826,176)	(405,954)

Interest income	61,999	28,669	22,353	3,211
Interest expenses	(76,419)	(103,211)	(102,323)	(14,698)
Share of losses/(profit) of equity investees	1,671	(38,419)	43	6
Other (loss)/income, net	(27,037)	1,067	43,817	6,294
Loss before income tax expense	(3,486,712)	(2,521,114)	(2,862,286)	(411,141)
Income tax expense	(16,302)	(536)	(2,332)	(335)
Net loss	(3,503,014)	(2,521,650)	(2,864,618)	(411,476)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(31,898)	(31,907)	(31,908)	(4,583)
Net (profit)/loss attributable to non-controlling interests	18,427	(58)	2,725	391
Net loss attributable to ordinary shareholders of NIO Inc.	(3,516,485)	(2,553,615)	(2,893,801)	(415,668)
Net loss	(3,503,014)	(2,521,650)	(2,864,618)	(411,476)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	37,180	(129,405)	91,789	13,185
Total other comprehensive income/(loss)	37,180	(129,405)	91,789	13,185
Total comprehensive loss	(3,465,834)	(2,651,055)	(2,772,829)	(398,291)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(31,898)	(31,907)	(31,908)	(4,583)
Net (profit)/loss attributable to non-controlling interests	18,427	(58)	2,725	391
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,479,305)	(2,683,020)	(2,802,012)	(402,483)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,044,777,745	1,028,698,303	1,029,874,883	1,029,874,883
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.37)	(2.48)	(2.81)	(0.40)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,044,777,745	1,028,698,303	1,029,874,883	1,029,874,883
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.37)	(2.48)	(2.81)	(0.40)

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2019
			(USD)
Revenues:
Vehicle sales	4,852,470	7,367,113	1,058,220
Other sales	98,701	457,791	65,758
Total revenues	4,951,171	7,824,904	1,123,978
Cost of sales:
Vehicle sales	(4,930,135)	(8,096,035)	(1,162,923)
Other sales	(276,912)	(927,691)	(133,254)
Total cost of sales	(5,207,047)	(9,023,726)	(1,296,177)
Gross loss	(255,876)	(1,198,822)	(172,199)
Operating expenses:
Research and development	(3,997,942)	(4,428,580)	(636,126)
Selling, general and administrative	(5,341,790)	(5,451,787)	(783,100)
Total operating expenses	(9,339,732)	(9,880,367)	(1,419,226)
Loss from operations	(9,595,608)	(11,079,189)	(1,591,425)

Interest income	133,384	160,279	23,023
Interest expenses	(123,643)	(370,536)	(53,224)
Share of losses of equity investee	(9,722)	(64,478)	(9,262)
Other (loss)/income, net	(21,346)	66,160	9,503

Loss before income tax expense	(9,616,935)	(11,287,764)	(1,621,385)
Income tax expense	(22,044)	(7,888)	(1,133)
Net loss	(9,638,979)	(11,295,652)	(1,622,518)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	41,705	9,141	1,313
Net loss attributable to ordinary shareholders of NIO Inc.	(23,327,862)	(11,413,101)	(1,639,389)
Net loss	(9,638,979)	(11,295,652)	(1,622,518)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(20,786)	(168,340)	(24,181)
Total other comprehensive loss	(20,786)	(168,340)	(24,181)
Total comprehensive loss	(9,659,765)	(11,463,992)	(1,646,699)

Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	41,705	9,141	1,313
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(23,348,648)	(11,581,441)	(1,663,570)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	332,153,211	1,029,931,705	1,029,931,705
Net loss per share attributable to ordinary shareholders
Basic and diluted	(70.23)	(11.08)	(1.59)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	332,153,211	1,029,931,705	1,029,931,705
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(70.23)	(11.08)	(1.59)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended December 31, 2019
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,102,082)	-108.8%	2,177	0.1%	(3,099,905)	-108.7%
Research and development expenses	(1,026,408)	-36.0%	12,037	0.4%	(1,014,371)	-35.6%
Selling, general and administrative expenses	(1,546,015)	-54.3%	37,014	1.3%	(1,509,001)	-53.0%
Total	(5,674,505)	-199.1%	51,228	1.8%	(5,623,277)	-197.3%

Loss from operations	(2,826,176)	-99.2%	51,228	1.8%	(2,774,948)	-97.4%

Net loss	(2,864,618)	-100.6%	51,228	1.8%	(2,813,390)	-98.8%

Accretion on redeemable non-controlling interests to redemption value	(31,908)	-1.1%	31,908	1.1%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,893,801)	-101.6%	83,136	2.9%	(2,810,665)	-98.7%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.40)		0.01		(0.39)

	Three Months Ended September 30, 2019
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(2,058,428)	-112.1%	2,749	0.1%	(2,055,679)	-112.0%
Research and development expenses	(1,023,193)	-55.7%	19,578	1.1%	(1,003,615)	-54.6%
Selling, general and administrative expenses	(1,164,443)	-63.4%	48,111	2.6%	(1,116,332)	-60.8%
Total	(4,246,064)	-231.2%	70,438	3.8%	(4,175,626)	-227.4%

Loss from operations	(2,409,220)	-131.2%	70,438	3.8%	(2,338,782)	-127.4%

Net loss	(2,521,650)	-137.3%	70,438	3.8%	(2,451,212)	-133.5%

Accretion on redeemable non-controlling interests to redemption value	(31,907)	-1.7%	31,907	1.7%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,553,615)	-139.0%	102,345	5.6%	(2,451,270)	-133.4%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.48)		0.10		(2.38)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.48)		0.10		(2.38)

	Three Months Ended December 31, 2018
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,421,977)	-99.6%	1,269	0.0%	(3,420,708)	-99.6%
Research and development expenses	(1,515,163)	-44.1%	20,557	0.6%	(1,494,606)	-43.5%
Selling, general and administrative expenses	(1,945,393)	-56.6%	119,884	3.5%	(1,825,509)	-53.1%
Total	(6,882,533)	-200.3%	141,710	4.1%	(6,740,823)	-196.2%

Loss from operations	(3,446,926)	-100.3%	141,710	4.1%	(3,305,216)	-96.2%

Net loss	(3,503,014)	-102.0%	141,710	4.1%	(3,361,304)	-97.8%

Accretion on redeemable non-controlling interests to redemption value	(31,898)	-0.9%	31,898	0.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(3,516,485)	-102.4%	173,608	5.1%	(3,342,877)	-97.3%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Year Ended December 31, 2019
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(9,023,726)	-115.3%	9,763	0.1%	(9,013,963)	-115.2%
Research and development expenses	(4,428,580)	-56.6%	82,680	1.1%	(4,345,900)	-55.5%
Selling, general and administrative expenses	(5,451,787)	-69.7%	241,052	3.1%	(5,210,735)	-66.6%
Total	(18,904,093)	-241.6%	333,495	4.3%	(18,570,598)	-237.3%

Loss from operations	(11,079,189)	-141.6%	333,495	4.3%	(10,745,694)	-137.3%

Net loss	(11,295,652)	-144.4%	333,495	4.3%	(10,962,157)	-140.1%

Accretion on redeemable non-controlling interests to redemption value	(126,590)	-1.6%	126,590	1.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(11,413,101)	-145.9%	460,085	5.9%	(10,953,016)	-140.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(11.08)		0.45		(10.63)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(11.08)		0.45		(10.63)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(1.59)		0.06		(1.53)

	Year Ended December 31, 2018
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(5,207,047)	-105.2%	9,289	0.2%	(5,197,758)	-105.0%
Research and development expenses	(3,997,942)	-80.7%	109,124	2.2%	(3,888,818)	-78.5%
Selling, general and administrative expenses	(5,341,790)	-107.9%	561,055	11.3%	(4,780,735)	-96.6%
Total	(14,546,779)	-293.8%	679,468	13.7%	(13,867,311)	-280.1%

Loss from operations	(9,595,608)	-193.8%	679,468	13.7%	(8,916,140)	-180.1%

Net loss	(9,638,979)	-194.7%	679,468	13.7%	(8,959,511)	-181.0%

Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	-276.0%	13,667,291	276.0%	—	0.0%
Accretion on redeemable non-controlling interests to redemption value	(63,297)	-1.3%	63,297	1.3%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(23,327,862)	-471.2%	14,410,056	291.0%	(8,917,806)	-180.1%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(70.23)		43.38		(26.85)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(70.23)		43.38		(26.85)

i All translations from RMB to USD for the fourth quarter and the full year of 2019 were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board.

ii NIO started deliveries of the ES8 on June 28, 2018.

iii Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived sales only.

iv Each ADS represents one ordinary share.

v Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.